November 28, 2017

To: The British Columbia Securities Commission
The Alberta Securities Commission

Dear Sirs / Mesdames:

Re: Arco Resources Corporation (the "Company")
Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated November 27, 2017, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

Davidson & Company LLP

DAVIDSON & COMPANY LLP
Chartered Professional Accountants

cc: TSX Venture Exchange